Zynerba Pharmaceuticals, Inc.
80 W. Lancaster Avenue, Suite 300
Devon, Pennsylvania 19333

June 20, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Zynerba Pharmaceuticals, Inc.

Registration Statement on Form S-3
Filed June 9, 2017 (File No. 333-218638)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Zynerba Pharmaceuticals, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-218638) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 PM, eastern time, on June 22, 2017, or as soon thereafter as is practicable.

In connection with this request, we acknowledge to the Securities and Exchange Commission (the “Commission”) that:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to direct any questions or comments concerning this request to Rachael M. Bushey, Esq. of Hogan Lovells US LLP at (267) 675-4678.

ZYNERBA PHARMACEUTICALS, INC.

By:	/s/ Suzanne Hanlon
	Name:	Suzanne Hanlon
	Title:	Secretary, General Counsel and
Vice President, Human Resources

Zynerba Pharmaceuticals, Inc. — Acceleration Letter